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                              September 30, 2022

       Sebastian Skuza
       Secretary of State
       POLAND REPUBLIC OF
       Consul General of the Republic of Poland
       233 Madison Ave
       New York, NY 10016

                                                        Re: State Treasury of
the Republic of Poland
                                                            Schedule B filed on
September 6, 2022
                                                            File No. 333-267287

       Dear Mr. Skuza:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Schedule B

       The Economy, page 15

   1. We note your disclosure that certain data are not entirely comparable to 2021 data due to changes in methodology.
To the extent possible, describe the change in methodology
                                                        and/or the material
impact that such change would have on the more recent data.
       Meeting of Holders of Debt Securities; Modification, page 63

   2. On page 64, the prospectus discusses certain types of collective action clauses. Please identify the collective
action clause provisions under a separate caption or refer to the collective action
clauses in the current caption.
 Sebastian Skuza
FirstName  LastNameSebastian Skuza
POLAND REPUBLIC       OF
Comapany 30,
September  NamePOLAND
               2022        REPUBLIC OF
September
Page 2     30, 2022 Page 2
FirstName LastName
Exhibits, Legal Opinion, page II-4

3. We note your representation in Part II that the issuer agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of
         Poland as to the legality of each issue of the securities. Please confirm to us that you will file clean legal opinions of all relevant parties as to the legality of the issue of the securities at the time of each takedown.
General

4. To the extent possible, please update all information and statistics in the registration statement to provide the most recent data possible. This may include, for example, your use of "preliminary data" throughout the prospectus.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Katherine Hsu, Special Counsel, at 202-551-5243 or Michael Coco, Office
Chief, at 202-551-3253 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
International Corporate
                                                                Finance